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                     January 29, 2024

       Jian Zhang
       Chief Executive Officer
       Distoken Acquisition Corp
       Unit 1006, Block C, Jinshangjun Park
       No. 2 Xiaoba Road, Panlong District
       Kunming, Yunnan, China

                                                        Re: Distoken
Acquisition Corp
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-41622

       Dear Jian Zhang:

               We issued comments to you on the above captioned filing on December 20, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 12, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction